Exhibit 99.1

Total Voting Rights

London: Thursday, March 29, 2018: For information purposes, Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) hereby notifies the market that as at March 29, 2018, the issued share capital of Chi-Med consisted of 66,476,279 ordinary shares of US$1.00 each, with each share carrying one right to vote and with no shares held in treasury.

The above figure of 66,476,279 may be used by shareholders as the denominator for the calculations by which they could determine if they are required to notify their interest in, or a change to their interest in, Chi-Med under the Financial Conduct Authority's Disclosure Rules and Transparency Rules.

For illustrative purposes only, the 66,476,279 ordinary shares would be equivalent to 66,476,279 CREST depositary interests (each equating to one ordinary share) which are traded on AIM or, if the CREST depositary interests were converted in their entirety, equivalent to 132,952,558 American depositary shares (each equating to one-half of one ordinary share) which are traded on Nasdaq.

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products.  Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market.  Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 1).  For more information, please visit: www.chi-med.com.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President, Corporate Finance & Development	+852 2121 8200

U.K. & International Media Enquiries
Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile)	anthony.carlisle@cdrconsultancy.co.uk

U.S. Based Media Enquiries
Brad Miles, BMC Communications	+1 (917) 570 7340 (Mobile)	bmiles@bmccommunications.com
Susan Duffy, BMC Communications	+1 (917) 499 8887 (Mobile)	sduffy@bmccommunications.com

Investor Relations
Matt Beck, The Trout Group	+1 (917) 415 1750 (Mobile)	mbeck@troutgroup.com
David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile)	david.dible@citigatedewerogerson.com

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500